Filed by Brigham Minerals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Brigham Minerals, Inc.

Commission File No.: 001-38870

SITIO ROYALTIES CORP. AND BRIGHAM MINERALS, INC. MERGER ANNOUNCEMENT CALL

September 6, 2022

CORPORATE PARTICIPANTS

Christopher L. Conoscenti Sitio Royalties Corp.—CEO & Director

Robert M. Roosa Brigham Minerals, Inc.—CEO & Director

Ross Wong Sitio Royalties Corp.—Senior Director of Corporate Finance & IR

CONFERENCE CALL PARTICIPANTS

Derrick Lee Whitfield Stifel, Nicolaus & Company, Incorporated, Research Division—MD of E&P & Senior Analyst

Torrey Joseph Schultz RBC Capital Markets, Research Division—Co-Head & MD of Master Limited Partnership Franchise

PRESENTATION

Operator

Thank you for joining. I would like to welcome you all to the Sitio Royalties Brigham Minerals Merger Announcement Call. My name is Brika, and I’ll be your event specialist operating today’s call. (Operator Instructions)

I would now like to hand the call over to our host for today, Ross Wong, Senior Director of Corporate Finance and Investor Relations for Sitio Royalties, to begin. Ross, please go ahead when you’re ready.

Ross Wong—Sitio Royalties Corp.—Senior Director of Corporate Finance & IR

Thanks, operator, and good morning, everyone. Welcome to the Sitio Royalties and Brigham Minerals merger announcement call. If you don’t already have a copy of our joint press release and investor presentation, please visit the Investor Relations section of Sitio’s website at www.sitio.com or Brigham’s website at www.brighamminerals.net.

There are several members of both the Sitio and Brigham teams with me today, including Rob Roosa, Brigham’s CEO; Blake Williams, Brigham’s CFO; Chris Conoscenti, Sitio’s CEO; and Carrie Osicka, Sitio’s CFO.

Before we start, I would like to remind you that our discussion today may contain forward-looking statements. These statements may include but are not limited to, estimates of future volumes, operating expenses and other financial metrics. They may also include statements concerning anticipated discretionary cash flow, liquidity, business strategy, other plans, objectives for Sitio, Brigham and the combined company.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can provide no assurance that such expectations will prove to be correct. Please see recent SEC filings for both Sitio and Brigham, including Form 10-Q, proxy statement on Schedule 14A and annual reports on Form 10-K as well as other SEC filings for a listing of factors that could cause actual results to differ materially from expected results. We expect to file a proxy statement related to the merger in the future, which should also be referenced once available.

Please also note that on this call, we will use the terms EBITDA, adjusted EBITDA, discretionary cash flow and cash G&A. These are financial measures that are not presented in accordance with U.S. generally accepted accounting principles. While we believe such non-GAAP measures are useful for investors, they are not measures of financial performance under GAAP and should not be considered in isolation or as an alternative to any measure of such performance derived in accordance with GAAP.

These non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or a substitute for analysis of results as reported under GAAP. These non-GAAP measures may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

And with that, I will turn the call over to Rob.

Robert M. Roosa - Brigham Minerals, Inc.—CEO & Director

Thanks, Ross. We appreciate everyone joining today’s call to discuss what we view as the transformative transaction to date in the mineral space. The combination of our two like-minded firms through a merger of equals gives investors exactly what is needed to take the minerals business to the next level, scale, liquidity and float.

Scale at any price has never been attractive to us, and we believe this transaction represents a fantastic opportunity for our shareholders. The combined company will have significantly increased financial strength and create a platform uniquely positioned to accelerate consolidation of a highly fragmented minerals market while continuing an unwavering commitment to the return of capital to shareholders.

I would like to personally thank each and every one of our Brigham Minerals employees for their efforts over the past 10 years. The Brigham Minerals team has invested close to $1 billion in mineral acquisitions, returned close to $250 million in dividends and is currently valued at approximately $2 billion. Further, investors in our 2019 IPO at $18 per share have achieved an annualized total shareholder return of greater than 20%, assuming reinvested dividends.

All of this was made possible through the relentless efforts of our employees. Executing a successful ground game is very intensive and requires significant effort to close each and every deal. Our incredible financial performance is a direct result of their efforts. Together, we’ve built a tremendous company that when combined with Sitio will become the premier mineral company in the U.S.

I remain incredibly excited about the future prospects for our combined companies and believe Chris, Carrie and team will continue to drive consolidation in a highly disciplined manner that generates substantial shareholder returns. I’ll now turn the call over to Chris.

Christopher L. Conoscenti—Sitio Royalties Corp.—CEO & Director

Thanks, Rob. Good morning, everyone, and thank you for joining us to discuss this milestone transaction, which is the largest merger ever in our sector and forms the leading public mineral and royalty interest consolidator that has the scale, balance sheet and proven strategy to lead and accelerate industry consolidation and shareholder returns going forward.

Brigham has been an industry pioneer and is one of the most respected companies in our sector. Brigham has built a high-quality, diversified asset portfolio, consistently outperformed expectations and attracted a strong investor base that has minimal overlap and is highly complementary to Sitio’s.

The combination brings together two strategically aligned organizations that have the same objectives of prioritizing asset quality, maintaining disciplined underwriting standards, valuing the benefits of scale and maximizing cash flow and long-term value for shareholders. We both have incredibly talented employees, entrepreneurial cultures, shareholder-centric governance and best practices that will be shared in leverage to ensure that the combined company benefits from the best aspects of each individual company.

We are excited about this transaction for three main reasons: first, the superior asset quality of the combined business; second, the advantages of scale for our company; and third, the impacts on our float trading liquidity and capitalization.

First, on asset quality. Sitio and Brigham both have diversified asset bases anchored by large-scale Permian positions in the heart of the Delaware and Midland Basins. 70% of the combined company’s acreage and 75% of the combined company’s production will be in the Permian. Also, over 80% of our combined spuds and permits are in the Permian Basin.

Our combined reach in the Permian is impressive. Our drilling spacing units cover over 32% of the entire Permian Basin. And we collectively own interest in over 34% of all of the wells drilled in the Permian in 2021. The remainder of our assets will be in the core of the DJ, Eagle Ford, Anadarko, Appalachia and Williston Basins, which together with the Permian are the most active regions in the country in terms of number of rigs running and lateral feet drilled.

At the end of Q2, there were approximately 100 horizontal rigs running on the combined company’s acreage, which represents an approximately 13% of all horizontal rigs running in the Lower 48. In short, our assets are located where operators are economically incentivized to drill the fastest to achieve the best rates of return for themselves, which translates into production and cash flow growth for us.

This is evidenced by the large number of spuds and permits on our acreage today. As of June 30, the combined company had 50.3 net line of sight wells. These are wells that are typically turned in line within the next 12 months. To put this 50.3 net well number into perspective, our two companies have seen only 112 net wells turned in line in the past 3.5 years. So adding another 50 wells in just 12 months would be a significant increase.

These spuds and permits are operated by a diverse set of premier public and private operators, including EOG, ConocoPhillips, Pioneer, Oxy, PDC, Callon, Endeavor, Chevron and so on. Another way to think about the magnitude of the line of sight inventory is that it is an 88% increase over Sitio’s stand-alone line of sight inventory.

The second transaction highlight I mentioned was the benefits of scale for our stakeholders. At Sitio, we have consistently articulated our strategy focused on large-scale consolidation of high-quality mineral and royalty interests. Since June of 2021 and including this announced merger, Sitio has consolidated more than 195,000 NRAs by executing a series of six large-scale transactions. These transactions were all executed using a disciplined underwriting approach that emphasizes asset quality and returns. They were funded with a balanced mix of equity and debt.

We believe that the combined company will be well positioned to accelerate industry consolidation due to its scale, wider asset footprint and increased access to capital, which will create long-term value for stakeholders. The merger creates a large-scale entity with nearly 260,000 net royalty acres and pro forma net daily production of over 32,700 barrels of oil equivalent per day, which includes full second quarter production from Foundation, Momentum and Avant acquisitions.

Consolidation and scale in the minerals business are critical to driving down cash G&A costs per barrel of oil equivalent. We have been able to reduce this metric with each large transaction we’ve done, thereby increasing margins and generating more cash that can be returned to shareholders and reinvested in additional consolidation.

Our estimated cash G&A per barrel of oil equivalent over the next 12 months is approximately $1.70. This is a 62% reduction in cash G&A per BOE compared to Sitio in 2020, all as a result of making attractive acquisitions and efficiently managing the acquired assets. We expect to achieve approximately $15 million of annual cash cost savings as a result of this merger.

Both Sitio and Brigham have invested in data management systems that facilitate additional consolidation of mineral and royalty interests and help ensure that we are managing data well and collecting royalty payments owed to us in an efficient manner. We expect to realize advantages from the sharing of best practices, industry relationships and integration of top-tier talent.

The other benefit of scale is the competitive edge it gives us in large-scale acquisitions. Competition for minerals acquisitions under $100 million is robust, but there are fewer companies with the scale and ability to transact on larger mineral acquisitions. Our combined company will be the largest publicly traded mineral and royalty company focused on large-scale consolidation across the diverse set of operators.

The final highlight of the transaction I want to mention is the direct benefits for our stakeholders in terms of public float, trading liquidity and balance sheet strength. This merger increases the public float of Sitio’s equity by nearly 6x, going from approximately $320 million to $1.9 billion. This increased float likely leads to additional trading liquidity in our stock versus Sitio on a stand-alone basis.

Additional float and trading liquidity are critical to expanding the universe of potential investors in Sitio. It will also be a key selling point for future minerals acquisitions in which we offer our equity as consideration. From Sitio’s perspective, this transaction greatly accelerates the deleveraging plan we articulated following the foundation and momentum transactions.

Sitio’s leverage falls from approximately 1.4x on a stand-alone basis to approximately 1x on a pro forma net debt to second quarter 2022 adjusted EBITDA for the combined company. We plan on targeting leverage of 1x or less at the combined company with the ability to temporarily go above that target for strategic acquisitions, much like you saw Sitio do for the acquisitions of Foundation and Momentum.

The combined company will have significantly better access to capital than either stand-alone company and most companies in the mineral and royalty interest sector. Increasing shareholder value and returning capital to shareholders are important tenets of both stand-alone companies and will continue to be championed at the combined company.

The combined company will maintain Sitio’s capital allocation framework of returning at least 65% of discretionary cash flow to shareholders and retaining the remainder to protect our balance sheet and reinvest in additional consolidation opportunities.

We have structured this merger as an all-stock transaction with a fixed exchange ratio of 1.133, which results in Sitio’s shareholders owning 54% and Brigham’s shareholders owning 46% of the combined company on a fully diluted basis. Sitio’s three largest shareholders, Kimmeridge, Blackstone and Oaktree, who own approximately 84% of Sitio’s equity are strong believers in the merits of the transaction and have entered into support agreements to vote in favor of the transaction.

The merger is expected to close in the first quarter of 2023, has been unanimously approved by the Boards of Directors of both companies and is subject to customary closing conditions, including regulatory clearance and approvals by the shareholders of Sitio and Brigham. The combined company will be unlike any organization that has ever existed in the oil and gas mineral and royalty sector and will be well positioned to be the leading consolidator in the space.

I would like to thank the employees, management teams and boards of both companies for their collective efforts to get to this point and for their partnership as we work towards closing the transaction.

This concludes our prepared remarks. I’d like to open the call up for questions now.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question we have from the phone lines comes from TJ Schultz of RBC.

Torrey Joseph Schultz—RBC Capital Markets, Research Division—Co-Head & MD of Master Limited Partnership Franchise

Great. Let me just start with — from a Sitio perspective. The Permian weighting, I guess, drops from, call it, 80% to 85% to 70% to 75% on a pro forma basis. And I understand the Permian remains your primary target area as you look at consolidating minerals. But do you expect to continue holding minerals across 5 or 6 basins moving forward or to narrow that scope?

Christopher L. Conoscenti—Sitio Royalties Corp.—CEO & Director

TJ, thanks for the question. Yes, the Permian has always been our favorite basin in terms of just the geologic qualities, the multiple stacked horizons for development, the active operator universe, the infrastructure in place, the regulatory environment. So there’s really no place else in the country that matches that set of qualities.

But that said, the assets that come outside of the Permian that both Sitio and Brigham bring to the table are very attractive and were made (inaudible) portfolio at attractive prices. So really, it’s about rate of returns. It’s not about like getting paid in one commodity or another or from one basin versus the other. It’s just about what rate of return can we earn on the acquisitions and how is the capital that’s invested in our portfolio earning versus what could it earn elsewhere.

So we have no plans to monetize any of the assets outside of the Permian. But really, in our entire history, we’ve never really had portfolio management opportunities. So this is all new to us in terms of the company-wide, but we like the assets that Brigham is bringing into the table.

Torrey Joseph Schultz—RBC Capital Markets, Research Division—Co-Head & MD of Master Limited Partnership Franchise

Okay. And then kind of similarly, just given the larger scale and then also the fact there’s one less public buyer out there. You talked about the advantages that scale gives you in looking at some of the larger transactions. Maybe if you can just provide a little bit more color on how this changes the sandbox that you’re potentially claiming when you’re looking at consolidating minerals? Are there larger packages out there that include minerals outside the Permian that maybe you’ll look at now that you weren’t before? Just any additional color.

Christopher L. Conoscenti—Sitio Royalties Corp.—CEO & Director

Yes. So we’ve articulated since the very beginning that we’re very focused on large-scale consolidation just because we know that we need to be a larger company to be more relevant for investors, but also because we find rates of return to be really compelling on the larger acquisitions. So in terms of where we will look for those larger acquisitions, we know that there are dozens of opportunities out there that meet our criteria for scale.

And then the question becomes do they meet our criteria for returns and can we get them at a compelling enough price for our shareholders. But we don’t see any shortage of opportunities either purely in the Permian or anchored by the Permian and come with assets elsewhere, some of which overlap with what Brigham is introducing to the company.

Operator

Derrick Whitfield, Stifel.

Derrick Lee Whitfield—Stifel, Nicolaus & Company, Incorporated, Research Division—MD of E&P & Senior Analyst

Congrats on the merger.

Robert M. Roosa—Brigham Minerals, Inc.—CEO & Director

Thanks, Derrick.

Derrick Lee Whitfield—Stifel, Nicolaus & Company, Incorporated, Research Division—MD of E&P & Senior Analyst

With regard to your Minerals acquisition strategy, Brigham was particularly strong with its ground game focus. Do you guys plan to retain that element of minerals acquisition in your go-forward strategy?

Robert M. Roosa—Brigham Minerals, Inc.—CEO & Director

Yes. Thanks for the question, Derrick. I think the equation for us is just about rates of return. And as we look at the discipline that Brigham has showed in the ground game, it’s been impressive. And if we can continue to see rates of return like that, then it will compete for capital from us as a combined business.

Derrick Lee Whitfield—Stifel, Nicolaus & Company, Incorporated, Research Division—MD of E&P & Senior Analyst

Terrific. And then with respect to your pro forma balance sheet, do you plan to hedge some portion of the acquired volumes to lock in the deleveraging nature of the transaction?

Robert M. Roosa—Brigham Minerals, Inc.—CEO & Director

No. Our hedging strategy is not a speculative one. It’s really just driven by cash acquisitions and where commodity prices are at the time of those cash acquisitions. So given that this is not a cash acquisition, we have no intention to hedge any volumes associated with this transaction. But consistent with our prior policy, our policy going forward is to continue to look at hedging cash acquisitions that are made in times when commodity prices are above mid-cycle pricing, which we have historically defined as roughly $50 to $75 oil.

Operator

We now have [Neil Cox of Twilio Brothers].

Unidentified Analyst

I do want to start with sort of a housekeeping question. Could you just review the different share classes of each company and combination?

Christopher L. Conoscenti—Sitio Royalties Corp.—CEO & Director

Sure. So Sitio has the publicly traded Class A shares in our three largest shareholders, Kimmeridge, Blackstone and Oaktree on the Class C shares, which are not publicly traded but have equal economic and voting rights as the Class A shares.

The equivalent at Brigham, they have Class A shares and Class B shares. Their number of Class B shares is a lot smaller than Sitio’s number of Class C shares. But structurally, what will happen is that the Class A shareholders of Brigham will get Class A shares of Sitio and the Class B shareholders of Brigham will get Class C shares of Sitio.

Unidentified Analyst

Okay. Got you. And the similar as far as the voting rights and, as you said, the economic waiting and everything, all unchanged essentially pro forma?

Christopher L. Conoscenti—Sitio Royalties Corp.—CEO & Director

Correct.

Unidentified Analyst

Great. And let’s see, you did also mention that the companies have each made substantial investments in data systems to help ensure that collections of royalties are performed efficiently. I’m just curious, were those proprietary systems that each company has? Or were they vendor systems that are similar?

Robert M. Roosa—Brigham Minerals, Inc.—CEO & Director

Yes. Neil, I think with respect to Brigham Minerals, our software is proprietary. When you think back to when we entered the mineral space in 2012, 2013, there were — we were so early in the evolution of the minerals business. It really required us to look for a new solution and realize that.

We started the process with a non-op system that was converted, quickly realized they were just, as Chris mentioned, so much data in the space that needs to be aggregated and utilize that to your advantage, that really felt that there was a need to develop our own in-house system and really work towards that.

So our system is an integrated land management system with the vision order capabilities as well as fully integrating the reservoir engineering piece. Our system goes out and scrapes public data sites to understand when permits have been added, when wells have been spud, all the plethora of stats that we provide to shareholders each and every quarter as a result of that system that’s been built over the last several years.

So I think there’s a lot of optionality with respect to the system that Chris and Carrie and team can deploy and look at further monetizing. So — and also their advantage with respect to the acquisition environment going forward. So I think when I think about it, our five basins that we invest in really required us to build it in its terrific system. And these guys now have access to that and can fully exploit it.

Christopher L. Conoscenti—Sitio Royalties Corp.—CEO & Director

Yes. Thanks, Rob. And very similar evolution at Sitio. We just — we knew that as we continued our consolidation strategy that we were picking up interest in thousands and thousands of wells. So it was going to be an impossible exercise to manually touch all those wells.

So the data management system we built sounds very similar to what Rob has built out, scrapes the public domain, every single — drops all publicly available data into our database every night. Cross references all of our various land accounting, engineering data sets. Syncs them up and tells us where new data has arrived and what we have to address.

So it’s great because it’s highly scalable. This is not something that’s limited to the 23,000 wells that we’ll have as a combined company. It’s something that can handle multiples of that. So we feel good about what it does for us going forward.

Unidentified Analyst

Great. And I was just wondering, did the two companies in their modeling of sort of various scenarios for the future, did you each have similar outlook on the service cost environment and the potential impact that would have on returns going forward?

Robert M. Roosa—Brigham Minerals, Inc.—CEO & Director

I think we had similar outlooks on the pace of development, which I think is a derivative of operator behavior. The view of this business, as you know, is we don’t bear the direct impact of cost inflation that the operators face, either on the capital side or the operating side.

But the indirect effect on us is if operators were to slow down their rig programs because of cost inflation. We just haven’t seen that yet. I think it’s across both of our portfolios. We’ve actually seen operators increase capital budgets to reflect the inflation, not slow down drilling to keep budgets flat.

Operator

(Operator Instructions) We have had no other questions. So I’d like to conclude the call here. Thank you all for joining. You may now disconnect your lines.

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Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “Merger”) between Brigham and Sitio and the information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Merger between Brigham and Sitio, the likelihood that the conditions to the consummation of the Merger will be satisfied on a timely basis or at all, Brigham’s and Sitio’s ability to consummate the Merger at any time or at all, the benefits of the Merger and the post-combination company’s future financial performance following the Merger, as well as the post-combination company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “may,” “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and the negative of such words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Brigham’s and Sitio’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Except as otherwise required by applicable law, Brigham and Sitio disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Brigham and Sitio caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Brigham and Sitio. These risks include, but are not limited to, the post-combination company’s ability to successfully integrate Brigham’s and Sitio’s businesses and technologies; the risk that the expected benefits and synergies of the Merger may not be fully achieved in a timely manner, or at all; the risk that Brigham or Sitio will not, or that following the Merger, the combined company will not, be unable to retain and hire key personnel; the risk associated with Brigham’s and Sitio’s ability to obtain the approvals of their respective shareholders required to consummate the Merger and the timing of the closing of the Merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the Merger is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; Sitio’s ability to finance the combined company (including the repayment of certain of Brigham’s indebtedness) on acceptable terms or at all; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Brigham’s and Sitio’s management’s time on transaction-related matters. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Brigham’s and Sitio’s expectations and projections can be found in Brigham’s periodic filings with the U.S. Securities and Exchange Commission (“SEC”), including Brigham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Sitio’s periodic filings with the SEC, including Sitio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Part II, Item 1A “Risk Factors” in Sitio’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Brigham’s and Sitio’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Merger, the post-combination company, Snapper Merger Sub I, Inc. (the “combined company”), will file with the SEC a registration statement on Form S-4, which will include a proxy statement of Brigham, a consent solicitation statement of Sitio and a prospectus of the combined company. The Merger will be submitted to Brigham’s shareholders for their consideration. Brigham, Sitio and the combined company may also file other documents with the SEC regarding the Merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/proxy statement/prospectus will be mailed to the shareholders of Brigham and Sitio. This document is not a substitute for the registration statement and consent solicitation statement/proxy statement/prospectus that will be filed with the SEC or any other documents that Brigham, Sitio or the combined company may file with the SEC or send to shareholders of Brigham or Sitio in connection with the Merger. INVESTORS AND SHAREHOLDERS OF BRIGHAM ARE URGED TO READ THE REGISTRATION STATEMENT AND CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the registration statement and the consent solicitation statement/proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Brigham, Sitio or the combined company, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Brigham, Sitio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brigham shareholders in connection with the Merger. Information regarding the directors and executive officers of Brigham is set forth in Brigham’s Definitive Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 13, 2022. Information regarding the directors and executive officers of Sitio is set forth in Sitio’s Definitive Proxy Statement on Schedule 14A for its Special Meeting of Shareholders, which was filed with the SEC on May 5, 2022, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.